Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

IQ Billiards, Inc.
2406 Meadowbrook Drive
Lutz, FL 33558
www.iqreality.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: IQ Billiards, Inc.
Address: 2406 Meadowbrook Drive, Lutz, FL 33558
State of Incorporation: DE
Date Incorporated: August 02, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $100 within the first 48 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest $250 within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest $250 within 2 weeks and receive 5% Bonus Shares.

Amount-Based:

$1,000+ | **IQ Supporter**

Investor Acknowledgment, IQ Polo Shirt and Video Conference/Demo of IQ System.

$2,500+ | **IQ Believer**

Investor Acknowledgment, IQ Polo Shirt and Video Conference/Demo of IQ System + 5% Bonus Shares.

$5,000+ | **IQ Designer**

Investor Acknowledgment, IQ Polo Shirt and Video Conference/Demo of IQ System + Game Design idea to be added to future release pipeline + 5% Bonus Shares.

$7,500+ | **IQ Professional**

Game Design idea to be added to future release pipeline + $2,000 off the purchase price of an IQ Projection System (Voucher to be sent via email) + 5% Bonus Shares.

$10,000+ | **IQ Business Class**

Game Design idea to be added to future release pipeline + $2,000 off the purchase price of an IQ Projection System (Voucher to be sent via email) + 10% Bonus Shares.

$15,000+ | **IQ First Class**

Game Design idea to be added to future release pipeline + $2,000 off the purchase price of an IQ Projection System (Voucher to be sent via email) + 10% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk*

requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

IQ Billiards, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business

IQ Billiards, Inc is a techology manufacturer for Augmented Reality Projection Systems for Pool Tables. IQ Billiards, Inc operates in residential, commerical and entertainment establishments. The IQ system transforms regular 2D pool tables into an interactive, motion-sensed gaming system with (23) digital themes, (7) games and (5) training modes with hundreds of modules. IQ Billiards, Inc focus is to expand the IQ presence in North America (United States and Canada), Central America/Caribbean, South America and Europe.

Intellectual Property

While IQ Billiards, Inc is integral in the devleopment, design and enhancements of the IQ Projection System, IQ Billiards, Inc does not own the IP associated with its products and services. IQ Billiards, Inc maintains an exclusive License Agreement as sole operator for the IQ Projection System in North America, South America, Central America/Caribbean and Europe where our Partners in Asia maintain the Asian, African and Australian markets.

Corporate Structure

IQ Billiards, Inc. was initially organized as IQ Billiards LLC, a Florida Limited Liability Company on 3/14/2019 and converted to a Delaware C-Corporation on 07/28/2022.

We have set up a structure where JOY Billiards (Asian Partner's Parent Company) operating under Qinhuangdao IPool Technology Development Co Ltd for our AR Product will supply all components to IQ Billiards, Inc at a wholesale rate while we assemble in Tampa, FL for resale to the territories highlighted in the agreement.

Aside from establishing a wholesale agreement with JOY Billiards, IQ Billiards, Inc itself is free to operate as a separate entity with any business model. For instance, the B2B rev/share model and revenue generated from this recurring revenue program is solely for the benefit to IQ Billiards, Inc and its shareholders. JOY Billiards simply receives the wholesale payment for the hardware itself.

Competitors and Industry

Competitors

While there are no direct competitors given that IQ is comprised of a full suite of digital entertainment, there are a handful of 2D static projection alternatives in the marketplace. There are static "training projection" products that simply projects an image onto the Billiards table to showcase training aids/shots for practice. Additionally, there is "auxiliary" line projection software that provides both the impact and tangent line for gameplay only. Most of these products are specifically targeted to Amateur/Moderate/Professional Billiard Players and not tailored for the general public.

Industry

The Billiards Industry as a whole has not had a true technology solution until now with the IQ Billiards, Inc Augmented Reality Projection System. IQ is unique that it can span across three key industuries for maximum exposure and market capture: (1) Family Entertainment Centers, (2) Billiards Lounges/Halls and (3) Billiard Manufacturers for B2C presense.

According to Businesswire, the global family/indoor entertainment centers market size was valued at $25.14 billion in 2020, and is projected to reach $69.55 billion by 2030, growing at a CAGR of 10.9% from 2021 to 2030.

The Billiards Manufacturing Industry is estimated to be $1.1 Billion in 2019 and has an estimated growth by 2025 to be $1.5 Billion, with a steady compounded annual growth rate (CAGR) of 6.38% per Industry Research Biz.

Sources:

The BCA pool league is ran by CSI and can be referenced here: https://www.playcsipool.com/bcapl-home.html

The APA is the American Poolplayers Assocation and has a presence in the United States, Canada and an affiliate company in Japan, their website is: https://poolplayers.com/

Market Size: (https://www.alliedmarketresearch.com/press-release/family-entertainment-centers-market.html)

Acquisitions in the Industry: https://rebusinessonline.com/dave-busters-agrees-to-acquire-entertainment-concept-main-event-for-

835m/#:~:text=Dave%20%26%20Buster's%20Agrees%20to%20Acquire%20Entertainment%20Concept%20Main%20Event%20for%20%24835M,-Posted%20on%20April&text=Dave%20%26%20Buster's%20has%20entered%20into,%E2%80%94%20Dave%20%26%20Buster's%20Entertainment%2

Current Stage and Roadmap

Current Stage

IQ Billiards, Inc has established both resdiential "free play" gameplay and a B2B/Commerical "pay-per-play" software model. Current Developments stand with increasing the product mix with digital themes and game modes specifically. The maintenance of gameplay services will be a continuous effort for prodcut support and improvement.

Future Roadmap

In the next year, IQ Billiards, Inc plans to expand its operation by adding it's first Brick and Mortar Corporate-owned Billairds IQ locations in Tampa. Within 1-2 years, IQ Billiards, Inc plans to expand Corporate locations and offer Franchise Opportunities to increase growth nationwide.

Within the next 3 years, IIQ Billiards, Inc will also run parallel workstreams alongside operations and maintenance for Research and Development of a "one-of-a-kind" bolt-on application for IQ Billiards, Inc that will once again propel Billiards technology and it's application worldwide.

The Team

Officers and Directors

Name: Fiddniel Mark Guilarte

Fiddniel Mark Guilarte's current primary role is with MTX Group. Fiddniel Mark Guilarte currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Sales, Marketing, Development and Design and Execution of market strategies. Fiddniel "Mark" Guilarte currently receives no compensation, but compensation has been contemplated post-raise with StartEngine. Assuming a successful raise, Mark will become a dedicated Full-Time CEO with a Salary of $150K to focus purely on IQ Billiards' growth for increase sales, market presence and commencement of the brick and mortar initiatives. Operating Full-Time will shift Mark's current involvement from 15-20 hrs a week to 40+ hours/week.

Other business experience in the past three years:

- **Employer:** MTX Group
  Title: Director Program Management Office
  Dates of Service: August, 2020 - Present
  Responsibilities: - Responsible for Global Standardization and Governance for the Project Management Office by instilling best practices for Agile, Scrum and Hybrid Software Development Life Cycle SaaS Programs for a Top 3 Public Sector Salesforce Implementations. Reporting Manager to 10 subordinates, resulting in program oversight, mentorship and team member professional and personal development. - Management of a $10M - $60M Portfolio, while serving as a Senior Leader for cross-functional program planning and execution, internal and external executive program reviews, risk management, pipeline forecasting, client engagement management and PMO resource allocation. - Escalation POC for internal and external stakeholders to ensure proper guidance and resolution is adhered to with defined follow-up and measurable action-items to focus on client retention and continued relationship. - Continuously building and enhancing PMO tools and processes to ensure the company achieves Gold Standard KPI's and best practices inclusive of, but not limited to As-Sold Margin (ASM) and As-Delivered margin (ADM) variance, resource forecasting and actual utilization measurements, Customer Satisfaction (CSAT) and Net Promoter Score (NPS) performance and key strategic objectives.

Other business experience in the past three years:

- **Employer:** EMS Consulting
  Title: Senior Salesforce Project Manager
  Dates of Service: January, 2019 - August, 2020
  Responsibilities: -Senior Project Leader for PMO Initiatives with an average project pipeline between $1.5M to $2M/year. - Led a wide spectrum of concurrent Medium to Large/Complex Salesforce Implementation Projects for Sales, Service, Financial Services, Health, Marketing and Community Cloud initiatives. - Responsible for project life-cycle management including project kick-off, discovery, configuration & development, internal project tracking requirements, team building and overall triple constraint project execution against defined baselines, budget and scope management. - Internal team and external project collaboration via Daily Stand Up (DSU) Meetings along with strategic client weekly status engagements. - Active use of the EMS Project Methodology, while refining select project management templates and operations for increased performance and internal/external efficiencies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, but the company has received increased interest by both consumers and businesses which have been used in our forecasted projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. The company valuation is conservative given it's initial start-up stage and has begun to acquire consumer sales and device placement in select B2B establishments for testing and validation.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing or gaining on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company as an enhancement to recreational businesses and personal activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively minimum revenue. If you are investing in this company, it's because you think that IQ Billiards is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Licensing Agreement Regarding IP Ownership
Joy Billiards and IQ Billiards operate with an exclusive agreement under a Cooperation Agreement held under Qinhuangdao IPOOL Technology Development Co. Ltd, where Joy Billiards Maintains territory rights for the Augmented Reality Projection System in Asia/Africa and other agreed to territories of Japan, South Korea, Malaysia, Holland, Germany, Portugal, Spain, Italy, South Africa, Brazil and Argentina. Whereas IQ Billiards has the Exclusive License and Distributorship of North America, Mexico, Caribbean Zone including Central America, and South America (excluding Brazil and Argentina until 2023, where IQ will assume these two territories 2024). While Joy Billiards and IQ Billiards have maintained a Cooperative Agreement for the development of the IQ AR System. This agreement is transferrable should IQ Billiards, Inc be acquired by another entity and thus the Cooperation and License Agreement will remain in tact. The current Cooperation Agreement does not have an expiration date given both organizations have developed the technology together and hold respective territories as outlined in the exclusive agreement.

International Supply Chain Risks
The organization may experience unforeseen supply-chain vulnerabilities and disruptions, leading to recalls, delayed shipment and or delayed manufacturing of product components. IQ Billiard's will work diligently to forecast and mitigate risks where possible, but acknowledge supply chain may impact IQ Billiards ability to deliver its products on time and to its clientele should interruptions become realized.

CEO Compensation
The CEO Mark Guilarte has been operating at half time capacity and has not maintained a salary to date, nor has recovered the capital injected to create and sustain IQ Billiards. The risk associated with the raise is that if the campaign does not raise enough to offset the financial requirement of $150,000/year salary for Mark Guilarte, he will continue to operate in a part-time capacity, thus limiting the amount of growth planned for a successful max raise.

The Chief Executive Officer does not currently receive a salary for his role with the Company
IQ Billiards is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of IQ Billiards (Mark Guilarte) does not currently receive a salary for his work. Although he has been, and will to continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company has arranged for the CEO to receive a salary of up to $150,000 moving forward dependent on a successful crowdfunding raise. When this happens, Mark will leave his position at MTX Group and no longer receive a salary for that work.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Fiddniel Mark Guilarte	250,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 250,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 250,000
Use of proceeds: Founder's Shares
Date: July 28, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $78,592 by establishing initial wholesale sales with Olhausen Billiards. In fiscal year 2021, revenue jumped to $108,104.00 in whole and retail sales. This increase was purely based on IQ pivoting from purely focusing on Billiard Dealer sales due to COVID to continuing the Billiards Dealer Network discounted sales and some direct-to-consumer sales based on traditional marketing channels. This strategy allowed us to not only generate a profit, but also offset costs associated with R&D efforts for a secondary IQ Center Mounted Device as well as Trade Show advertising for B2B back to business strategies for 2022.

While our sales were international, we believe that Canada and the U.S. are the most important markets for us to continue to demonstrate success and adoption.

Cost of sales

Cost of sales in 2021 execeeded revenue due to investing in R&D and also injection owner capital. In 2021, COGS were $42,680 as it is a direct relation to the number of units sold, which equates to approx 41% cost margin. While the increased margin is due to an average of the variable pricing model between wholesale and higher-margin direct-to-consumer sales, we anticipate the cost to remain approximately around 60% as we reduce the retail price of the unit for more volume sales.

Gross margins

In 2021, gross profit increased to $65,424 from net 0 in 2020. During 2020-2021, it allowed IQ to experiment with a pricing model to account for fine-tuning pricing based on consumer demand and purchasing behavior. After analysis over fiscal year 2021, it is noted that the price point of IQ would reduce to $7,000 USD, which will bring gross profit margins to approximately 40% for retail direct-to-consumer sales.

Expenses

The Company's expenses consist of, among other things, on marketing and sales expenses, fees for professional services, shipping services, hardware components and research and development expenses. Minimal revenue reimburment for capital owner investment was provided in both 2020 and 2021. Expenses in 2021 were $42,986, mostly related to marketing, R&D and professional services in preparation for a 2022 B2B sales model.

Historical results and cash flows:

The Company is currently in the initial production and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because IQ spent 90% of the capital on product design, creation, marketing and inventory. The IQ system is now in a position where cash flow can be repurposed for less intensive development and more positive cash-flow yielding investment efforts. Past cash was primarily generated through owner capital injection and sales. Our goal is to focus on the (2) finished IQ Projection System products to improve sales across retail B2C and B2B channels. Additionally, where needed, instead of using cash for all expenses, to look at alternative strategies related to calculated low-interest debt or favorable leasing options for future considerations. Due to financial's only being reflective of the first recovering year post COVID for a start-up organization and the improving economy, we are confident of the increased cash flows projected by IQ for fiscal years 2022 and beyond.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2022, the Company has capital resources available in the form of inventory, valued at $140,000, in addition to $5,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical for our company operations as these funds are required to support the ongoing marketing, sales and R&D efforts to ensure our product is a staple across Billiards Establishment, Family Entertainment Locations and Residences in North America/Worldwide.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal due to IQ already investing over $250,000 in owner investment to build the product at hand. So these funds will allow IQ to begin strategic placement and positioning in the market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least (1) year. This is based on a current monthly burn rate of $20,000/month for expenses related to salaries, targeted marketing campaigns, trade show and events, and continued software development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a minimum of 3 years. This is based on a current monthly burn rate of $30,000 for increased staffing salaries, marketing campaigns and events, R&D and software development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $500,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including: (i) the market and industry, (ii) value of their exclusive agreeements and (iii) their business model.

<u>**Discussion of Market & Industry**</u>

IQ Billiards, Inc is the only product on the market that tailors a motion sensored user-experience using their hand and/or pool cue to select games and provide an interactive experience to the mass market. There are only a handful of competitors that provide a 2D image projections system for training drills, which is specific to Billiard Enthusiasts and Semi to Professional Billiard Players. These systems require the use of a mouse and keyboard to select and activate static images on a pool table and thus there is no smart logic to determine active ball positioning and pocketed balls during gameplay.

IQ Billiards, Inc not only provides entertainment value, 8-Ball and 9 Ball games, but also non-traditional IQ games to make Billiards more fun and also satsifies the Billiard Enthusiasts with digital technical training modes without the use of a keyboard and mouse. They can simply place the ball on indicated positions and the system recognizes the ball placement automatically and provides real-time recognition and scoring where appropriate.

Additionally, the competitive products are not applied to any Billiard or FEC establishment due to the need for additional hardware accessories such as a keyboard and computer mouse for it to be effective and its not ideal for B2B applications.

<u>**Discussion of Company's IP**</u>

While IQ Billiards, Inc currently doesn't consider itself a data company, IQ Billiards, Inc is using a standard 3 multiplier of the current fiscal year, factoring the current inventory on-hand, current market share and the company's expected 20% growth with current marketing and sales efforts.

While IQ Billiards, Inc does not own patents and IP associated with the IQ device and functionalities, IQ Billiards, Inc does maintain an exclusive partnership and cooperative agreement with JOY Billiards where IQ Billiards, Inc is the sole licensee and distributor in North America (U.S and Canada), Central America/Caribbean, and South America (Excluding Brazil and Argentina until 2024). Joy Billiards in turn maintains the territories in Asia/Africa and select European Markets to promote and sell the device.

The exclusive rights to sell IQ in addition to its existing relationship with Industry Partnserhips like Olhausen Billiards is key to the companies goodwill, evaluation and market capacity.

The valuation does not factor in the future expectations for increased partnerships and franchise expansions.

Discussion of Business Model

YoY Growth

IQ Billiards, Inc currently maintains approx $100,000 in tangible assets that are currently in beta test, which will begin to generate recurring revenue under the B2B model. Additionally, IQ Billiards, Inc maintained a 38% YOY growth from 2020 to 2021, while projecting a 15% YOY growth for 2021 to 2022. IQ Billiards, Inc will continue to focus on marketing efforts to conitnue residential sales in addition B2B and brick and mortar location considerations, which is expected to jumpstart IQ Billiards, Inc's presence and be the leading vertical growth generator.

B2B Model

The B2B model is relevant to IQ Billiards, Inc evaluation due to the following (3) flexibile B2B revenue channel options:

(1) The initial beta test where establishments were given the IQ system for $500/unit and the establishments will earn between 20-25% of the monthly revenue, where IQ Billiards, Inc receives 75-80%. In a conservative model, IQ operating at 200 hours a month would generate approximately $900/month, thus satsifying a 5 month ROI to recoup the fixed cost of the system and producing profit post 6 months.

(2) The B2B model where the unit is sold at a discounted rate of $5,000 allows the establishment to earn 75% of the monthly recurring revenue while maintaining lifetime warranty, support and licensing rights. This equates to $300/month/unit of recurring estimated monthly revenue and no ROI, as the costs were satsified upon receipt of the $5,000 commercial B2B pricing model.

(3) A Leasing Model where an establishment pays $400/month/unit. This would result in a 4-5 year leasing agreeement, thus resulting in a 11 month ROI, but provides a stable client base with recurring revenue.

Conclusion:

To conclude, IQ Billiards, Inc existing residential revenue, exclusive partnerships and agreements, B2B Rev Share model in beta, market growth, potential market capacity and IQ's augmented reality technology differentiation supports our pre-money evaluation.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of stock and no outstanding options or options reserved for issuance.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.
- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's IQ Projection Systems in preparation for the B2B sales model, which in turn will become revenue generating systems.
- *Company Employment*
  40.0%
  We will use these funds to maintain Fiddniel Guilarte as the CEO $150,000 (estimated 12% of max capital raise) along with the remaining 28% related to key personnel for daily operations, including the following roles: Software Developers, Installation Technicians and Customer Service Representatives. Wages to be commensurate with training, experience and position.
- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine
- *Operations*
  23.5%
  Working capital to cover expenses for marketing, trade shows, sales events, and day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.iqreality.com (www.iqreality.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/iqbilliards

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IQ Billiards, Inc.

[See attached]

IQ BILLIARDS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
IQ Billiards LLC
Lutz, Florida

We have reviewed the accompanying financial statements of IQ Billiards LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 5, 2022
Los Angeles, California

IQ BILLIARDS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 2,068	$ 37,954
Inventory	68,084	-
Total current assets	**70,152**	**37,954**
Total assets	**$ 70,152**	**$ 37,954**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 1,070	$ -
Total current liabilities	**1,070**	**-**
Total liabilities	**1,070**	**-**
MEMBERS' EQUITY		
Members' Equity	69,082	37,954
Total Members' Equity	**69,082**	**37,954**
Total Liabilities and Members' Equity	**$ 70,152**	**$ 37,954**

See accompanying notes to financial statements.

IQ BILLIARDS LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	108,104	$	-
Cost of Goods Sold		42,680		-
Gross profit		65,424		-
Operating expenses				
General and Administrative		39,455		-
Sales and Marketing		3,531		-
Total operating expenses		42,986		-
Operating Income/(Loss)		22,438		-
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		22,438		-
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**22,438**	**$**	**-**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**-**
Members' contribution		52,745
Members' draw		(14,790)
Net income/(loss)		0
Balance—December 31, 2020	**$**	**37,954**
Members' contribution		8,689
Net income/(loss)		22,438
Balance—December 31, 2021	**$**	**69,082**

See accompanying notes to financial statements.

IQ BILLIARDS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	22,438	$	-
Changes in operating assets and liabilities:				
Inventory		(68,084)		-
Credit Cards		1,070		-
Net cash provided/(used) by operating activities		**(44,576)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		8,689		52,745
Capital Distribution		-		(14,790)
Net cash provided/(used) by financing activities		**8,689**		**37,954**
Change in cash		(35,887)		37,954
Cash—beginning of year		37,954		-
Cash—end of year	**$**	**2,068**	**$**	**37,954**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

IQ Billiards LLC was formed on March 14, 2019, in the state of Florida. The financial statements of IQ Billiards LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lutz, Florida.

The Company is selling IQ Systems, which is a stand-alone, ceiling mounted augmented reality projector placed above the playing surface, which mitigates any gameplay interference. This gives both new and existing billiard table owners the ability to upgrade their system with ease. The IQ Billiards System is available to our clients worldwide with no border restrictions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.
The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the IQ System, augmented reality projectors.

Cost of sales

Costs of goods sold include the cost of equipment sold, supplies, materials, and cost of labor.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $3,531 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 5, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 68,084	
Total Inventory	**$ 68,084**	**$ -**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Fiddniel M. Guilarte	100.0%
TOTAL	**100.0%**

5. DEBT

As of December 31, 2021, the Company had no outstanding debt.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 5, 2022, which is the date the financial statements were available to be issued.

On July 28, 2022, the Company was converted from a LLC to a Corporation in the state of Delaware. The converted company IQ Billiards Inc. is authorized to issue 5,000,000 Common Stock with a par value of $0.00001. As of August 5, 2022, 250,000 shares have been issued and outstanding to the previous sole member, Fiddniel M. Guilarte.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

IQ Billiards is not live or open to the public at this moment.

INVEST IN IQ BILLIARDS TODAY!

Transforming Billiards Entertainment

IQ Billiards is an in-market producer of augmented reality projection systems that modernize the classic pool hall experience by infusing interactive state-of-the-art gameplay technolo...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


INTERACTIVE, AUGMENTED REALITY
BILLIARDS TABLE GAMEPLAY SYSTEMS

$0.00 Raised

REASONS TO INVEST

- Because the billiards industry remains largely untouched by innovation, IQ believes that there is currently a huge opportunity for technology-infused upgrades. To the best of our knowledge, we have no direct competition and are the only full suite digital solution currently available on the market.
- IQ's primary target is B2B partnership with the indoor family entertainment center market, which is a robust and growing industry valued at $25.14 billion in 2020, and poised to reach $69.55 billion by 2030. As this industry continues to evolve and expand, investment in new games, attractions, and technology is expected to increase with it.*
- IQ Billiards is in the process of evolving our existing strategic business model to continue to expand residential and wholesale sales, increase our commercial product footprint and introduce University and Campus Commons partnerships, as well as potential for IQ brick-and-mortar franchises.

*Market information provided by Allied Market Research (source)

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$100.00	$500K

IQ is Putting a New Spin on An Old Classic

Recognizing value in the time-honored tradition of billiard sports, IQ is a digital entertainment company that wants to provide **up-level solutions for the next generation of pool players**.



Keeping the touch and feel components of play intact, but adding a modern twist, our **augmented reality projector systems** give new and existing equipment the facelift needed to remain relevant in an age of digital gaming. This **"zero interference" approach** allows players to enjoy a game of pool just as they always have, benefitted by **an added immersive element**.


Enhancing The Player Experience
State-Of-The-Art Technology
Proprietary augmented reality sofwared & hardware components
Enhanced Gameplay
Visual stimulation & motion-enabled queueing using a Billiard Cue-Stick or hand gestures

Zero Interference

Our technology can be used on new or existing billiards tables of any size

THE PROBLEM & OUR SOLUTION

Bringing Technology To The Table

Billiards has an established history that dates back centuries and the pool table remains a staple in sports bars, gaming centers and family homes. However, in a gaming market that's increasingly driven by digital technology, we believe that **traditional billiards is lacking the contemporary interfacing needed to keep up**.

In an effort to challenge this status quo and bring billiards into a new era, IQ has created **an all-in-one solution** for revolutionizing the way players of all ages and skill sets interact with the game.

How IQ is a Game Changer

Interactive Themes For Open Play

Choose from a variety of digitally enhanced themes & watch the game of billiards come to life


www.IQ-AR.com

Alternative Game Modes

A creative mix of fun & challenging gaming options like "Fiddy Shots" and Timed Speed Pool


15

Professional Training Modules

Players can hone in their skillset by advancing through various traning tasks



Our system is a stand-alone, augmented reality projector that can be mounted above any table surface, allowing players to enhance any classic 8-ball or 9-ball games with **themed graphics** and **colorful ambiance**. Players can also try their hand at a variety of **fun and exciting offerings unique to IQ systems** – including drinking games, precision play, billiards blackjack, or self-paced training modules.



Center Mounted Unit
Ceilings approx 10ft+
Side Mounted Unit
Ceilings approx 8-10.5ft

THE MARKET & OUR TRACTION

An In-Pocket Strategy for Success

Even in its traditional format, **billiards and pool continues to see growth as an industry**. Trend reports for **global pool table sales** predict a market size of around **$291 million by 2028** and a CAGR of 5.4%. By creating a stand-alone system that integrates with any game surface, IQ Billiards is well-positioned to target not only this expanding market, but the innumerable individuals and establishments looking to upgrade existing equipment.



Global Market Opportunity
IQ is available in all continents. We currently have a presence in Asia with our 1st Generation iPool product that is specifically built with the WeChat Social platform.

With this in mind, IQ Billiards has been diligent in developing **a business model that leverages market momentum in multiple sectors**. Since launch, we've been successful in growing our residential sales, acquiring pre-orders at industry trade shows, and refining the technology for B2B commercial sales. As we continue to broaden our network on a national and global scale, IQ expects that we'll be able to access even more verticals, implement a digital advertising arm, and become an industry leader for advancing the billiards market.

WHY INVEST

A Shot to Break and Run With The Future of Billiards

At IQ Billiards, we believe in the old adage that "creativity is intelligence having fun," and this philosophy continues to inform our approach to how we hope to impact our industry.

By creating the best possible experience **for players of every age, gender, and skill level**, IQ's vision is to invite people from all walks of life to enjoy a round of pool. With support from investors, we're excited to continue strategic development, patent new products, expand our team, and **forever change the way the game is played**.


land on a card...
Drink!

ABOUT

HEADQUARTERS
2406 Meadowbrook Drive
Lutz, FL 33558

VALUATION
$500k

IQ Billiards is an in-market producer of augmented reality projection systems that modernize the classic pool hall experience by infusing interactive state-of-the-art gameplay technology. The IQ System offers a diverse suite of digital themes, games, training modes, and mobile app integration designed to bring billiards into the digital age and engage players across all demographics.

TEAM



Mark Guilarte
CEO, Director

Florida native with 15 years of experience in Information Technology in Simulation and Softwre Implementations. Looking to create a new standard in Billiards Technology while not only maintaining the existing pool player network, but creating a wave of new talent, interest and awareness into this recreational sport. Currently Mark does not receive compensation, please see the Form C for additional information.

TERMS

IQ Billiards

Overview

PRICE PER SHARE
$2

VALUATION
$500k

DEADLINE
Apr 14, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : IQ Billiards, Inc.

Corporate Address	:	**2406 Meadowbrook Drive, Lutz, FL 33558**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$100.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**5,000**
Maximum Number of Shares Offered	:	**617,500**
Price per Share	:	**$2.00**
Pre-Money Valuation	:	**$500,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $100 within the first 48 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest $250 within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest $250 within 2 weeks and receive 5% Bonus Shares.

Amount-Based:

$1,000+ | **IQ Supporter**

Investor Acknowledgment, IQ Polo Shirt and Video Conference/Demo of IQ System.

$2,500+ | **IQ Believer**

Investor Acknowledgment, IQ Polo Shirt and Video Conference/Demo of IQ System + 5% Bonus Shares.

$5,000+ | **IQ Designer**

Investor Acknowledgment, IQ Polo Shirt and Video Conference/Demo of IQ System + Game Design idea to be added to future release pipeline + 5% Bonus Shares.

$7,500+ | **IQ Professional**

Game Design idea to be added to future release pipeline + $2,000 off the purchase price of an IQ Projection System (Voucher to be sent via email) + 5% Bonus Shares.

$10,000+ | **IQ Business Class**

Game Design idea to be added to future release pipeline + $2,000 off the purchase price of an IQ Projection System (Voucher to be sent via email) + 10% Bonus Shares.

$15,000+ | **IQ First Class**

Game Design idea to be added to future release pipeline + $2,000 off the purchase price of an IQ Projection System (Voucher to be sent via email) + 10% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

IQ Billiards, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:

IQ billiards was formed specifically with one key purpose. It changed the way billiards is seen, played, and leveraged. The billiard industry itself has been stagnant, specifically as it relates to infusing technology and enhancing gameplay. This is particularly the case for both residential and B2B application. We at IQ are here to change that stigma to ensure we are a staple in billiard establishments, family entertainment centers and residential households. IQ is an augmented reality projection system. It turns standard 2D pool tables into a 3D interactive gaming system. The beauty is, you don't need any special equipment. You can use your existing pool table pool cues and billard balls. This is the reason why it's so attractive to all demographics and generations. We specifically highlighted augmented reality because we wanted to keep the touch and feel of the billiards experience with the player, but focus on enhancing the visual and performance effects of the game of billiards.

So you're probably asking yourself why IQ? Why invest? What would entice a client to purchase iq? Well, that's very simple, we're the only state-of-the-art solution in the billiard segment that has over 30 digital themes, alternative games, and digital self-paced training modes. This is great because we're able to capture both the residential and business to business markets specifically. Currently, we're rolling out a B2B rep share model that is going to be a game changer, but let's focus on the residential market. IQ reengages the interest to play billiards at home. It also uses mixed reality to ensure that there's entertainment factor value for the whole family. It also converts the pool table into a digital art piece. And lastly, it's attractive to millennials, gen Y, gen Z, and Gen Alpha. Now let's talk about business. The rev share B2B model allows facilities to upgrade their locations with the latest state-of-the-art technology.

In addition to increasing profits, increased revenue comes from pay-per-play transactions, increased time on table due to the IQ system and also the impacts of increased food and beverage add. Additionally, we turn unused real estate, i.e. being the pool table into a digital advertising platform, not to mention the increased demographics regardless of age, gender, and race. And lastly, establishments can actually engage in IQ tournaments and special events, also allowing for additional revenue opportunities.

IQ is positioned to benefit from three key markets, billiard manufacturing sales, billiard hall establishments and also family entertainment centers. These three industries alone equate to 27 billion today with an expectation to nearly double over 60 million by 2030. To keep up with this demand IQ has partnered with old housing billiards, a premier and prominent billiards manufacturer in the US who has recently celebrated 50 years in business. Additionally, IQ participates in targeted marketing campaigns with websites such as Touch of Modern, our Own IQ social media outreach and key trade shows such as the Billiards Conference of America (BCA) and also IAAPA, the International Association of Amusement Parks and Attractions.

IQ maintains strategies for future road mapping. As well, we're focused in four key areas, (1) increase B2C and B2B sales, (2) attending key trade shows and events, (3) forming our own IQ billiard locations, brick and mortar for future franchising and (4) continuing R&D to develop the

next mind blowing tech in the billiards industry. IQ is the new standard in the billiards industry. And with your help, we can ensure we're the stable in every residence and business establishment, not only in America, but worldwide. Invest today to be a part of a revolutionary group who's changing the shape of the billiards industry as we speak.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.